# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Circle Internet Group, Inc., CIK 0001876042
CUSIP: 172573107
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: One World Trade Center, New York, New York (NY), 10007
Date of event which requires filing of this statement: 06/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001774565

## Reporting persons
- General Catalyst Group Management Holdings GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,120,769; sole dispositive power 0; shared dispositive power 20,120,769; aggregate amount beneficially owned 20,120,769 (9.7% of the class)
- General Catalyst Group Management Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,120,769; sole dispositive power 0; shared dispositive power 20,120,769; aggregate amount beneficially owned 20,120,769 (9.7% of the class)
- General Catalyst Group Management, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,120,769; sole dispositive power 0; shared dispositive power 20,120,769; aggregate amount beneficially owned 20,120,769 (9.7% of the class)
- General Catalyst GP VI, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,120,769; sole dispositive power 0; shared dispositive power 20,120,769; aggregate amount beneficially owned 20,120,769 (9.7% of the class)
- General Catalyst Partners VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,120,769; sole dispositive power 0; shared dispositive power 20,120,769; aggregate amount beneficially owned 20,120,769 (9.7% of the class)
- General Catalyst Group VI, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 20,120,769; sole dispositive power 0; shared dispositive power 20,120,769; aggregate amount beneficially owned 20,120,769 (9.7% of the class)
- Kenneth Chenault: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 20,120,769; sole dispositive power 0; shared dispositive power 20,120,769; aggregate amount beneficially owned 20,120,769 (9.7% of the class)
- David P. Fialkow: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 20,120,769; sole dispositive power 0; shared dispositive power 20,120,769; aggregate amount beneficially owned 20,120,769 (9.7% of the class)
- Hemant Taneja: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 20,120,769; sole dispositive power 0; shared dispositive power 20,120,769; aggregate amount beneficially owned 20,120,769 (9.7% of the class)

## Item 1. Issuer
Name of issuer: Circle Internet Group, Inc.
Address of issuer's principal executive offices: One World Trade Center, New York, New York, 10007

## Item 2. Person Filing
Name of person filing:
This joint statement on Schedule 13G is being filed by General Catalyst Group Management Holdings GP, LLC, a Delaware limited liability company ("GCGMH LLC"), General Catalyst Group Management Holdings, L.P., a Delaware limited partnership ("GCGMH"), General Catalyst Group Management, LLC, a Delaware limited liability company ("GCGM"), General Catalyst GP VI, LLC, a Delaware limited liability company ("GC VI GPLLC"), General Catalyst Partners VI, L.P., a Delaware limited partnership ("GC VI GPLP"), General Catalyst Group VI, L.P., a Delaware limited partnership ("GC VI"), Kenneth Chenault, David P. Fialkow and Hemant Taneja (together, the "Managers"), who are collectively referred to herein as the "Reporting Persons."

GCGMH LLC is the general partner of GCGMH, which is the manager of GCGM, which is the manager of GC VI GPLLC. Kenneth Chenault, David P. Fialkow and Hemant Taneja are Managing Members of GCGMH LLC. GC VI GPLP is the sole general partner of GC VI. GC VI GPLLC is the sole general partner of GC VI GPLP. Kenneth Chenault, David P. Fialkow and Hemant Taneja are Managing Directors of GC VI GPLLC.

The Reporting Persons have entered into a Joint Filing Agreement, dated as of the date hereof, a copy of which is filed with this Schedule 13G as Exhibit 1 (which is incorporated herein by reference), pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the "Act").
Address of principal business office or, if none, residence: 20 University Road, 4th Floor, Cambridge, MA 02138
Citizenship: Each of GCGMH, GC VI and GC VI GPLP is a limited partnership organized under the laws of the State of Delaware. Each of GCGMH LLC, GCGM and GC VI GPLLC is a limited liability company organized under the laws of the State of Delaware. Each of the Managers is a U.S. citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See Line 9 of cover sheets.
Percent of class: See Line 11 of cover sheets. The percentages set forth on the cover sheets for each Reporting Person are calculated based on 207,650,578 shares of Class A Common Stock outstanding following the Issuer's initial public offering that closed on June 11, 2025, and after the underwriters fully exercised their option to purchase additional shares of Class A Common Stock, as reported in the Issuer's prospectus on Form 424B4, filed with the Securities and Exchange Commission on June 5, 2025, and the Issuer's press release, published on the website of the Issuer on June 11, 2025.
Sole power to vote or to direct the vote: See Line 5 of cover sheets.
Shared power to vote or to direct the vote: See Line 6 of cover sheets.
Sole power to dispose or to direct the disposition: See Line 7 of cover sheets.
Shared power to dispose or to direct the disposition: See Line 8 of cover sheets.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Agreement regarding joint filing of Schedule 13G

## Signatures
- General Catalyst Group Management Holdings GP, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (08/14/2025)
- General Catalyst Group Management Holdings, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GROUP MANAGEMENT HOLDINGS GP, LLC, its General Partner (08/14/2025)
- General Catalyst Group Management, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (08/14/2025)
- General Catalyst GP VI, LLC: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer (08/14/2025)
- General Catalyst Partners VI, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GP VI, LLC, its General Partner (08/14/2025)
- General Catalyst Group VI, L.P.: /s/ Christopher McCain, Christopher McCain, Chief Legal Officer of GENERAL CATALYST GP VI, LLC, General Partner of GENERAL CATALYST PARTNERS VI, L.P., its General Partner (08/14/2025)
- Kenneth Chenault: /s/ Christopher McCain, Christopher McCain, Attorney-in-Fact (08/14/2025)
- David P. Fialkow: /s/ Christopher McCain, Christopher McCain, Attorney-in-Fact (08/14/2025)
- Hemant Taneja: /s/ Christopher McCain, Christopher McCain, Attorney-in-Fact (08/14/2025)
Comment: This statement was executed by Christopher McCain on behalf of the Managers pursuant to Powers of Attorney filed as Exhibit 24.1 to the Form 4 relating to the beneficial ownership of shares of Intersections Inc. (file no. 000-50580) by the Reporting Persons filed with the Securities Exchange Commission on January 15, 2019 and incorporated herein in its entirety by reference.